KOKOMO ENTERPRISES INC.

NEWS RELEASE

Symbols: CNSX: KKO
                  OTCQB:  KKOEF
Kokomo Abandons Arqueana’s Project

Vancouver, BC, October 4, 2011.  Kokomo Enterprises Inc. (the “Company” or “Kokomo”).  Further to the Company’s News Release dated August 23, 2011, the Company reports that the Company’s attempts to renegotiate the terms and conditions of the LOI with the Arqueana Group were unsuccessful, as a result of which, Kokomo has decided not to proceed any further with the Arqueana Group in respect to Arqueana’s Assets, and Kokomo has decided to abandon this project.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board of
Kokomo Enterprises Inc.

“Bedo H. Kalpakian”
Bedo H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

KOKOMO ENTERPRISES INC.
Suite 1000, 1177 West Hastings St.
Vancouver, BC  V6E 2K3
Tel: 604 681-1519  Fax: 604 681-9428
www.kokomoenterprises.ca   email: info@kokomoenterprises.ca